October 30, 2006

Mail Stop 4561

Ms. Cynthia L. Hedrick, Chief Financial Officer
American Community Properties Trust
222 Smallwood Village Center
St. Charles, MD   20602

RE: American Community Properties Trust
File No. 1-14369
Form 10-K for the year ended December 31, 2005
Forms 10-Q for the quarters ended March 31, 2006 and June 30, 2006

Dear Ms. Hedrick:

We have reviewed the above referenced filings and have the following comments. We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. As such, all persons who are responsible for the adequacy and accuracy of the disclosures are urged to be certain that they have included all information required pursuant to the Securities Exchange Act of 1934.

In our comments, we ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K

Item 7. Management's Discussion and Analysis

Intercompany Dividend Restrictions

1. In light of the disclosure in this section, it appears that the net assets held by your consolidated subsidiaries may be restricted. Please explain to us how you considered the guidance in Rule 4-08(e) of Regulation S-X to determine whether the disclosure required by this rule, and Schedule I required by Rule 5-04, should be provided. In performing your analysis, please consider the collective impact of

all restrictions within the scope of Rule 4-08(e)(3) as they relate to each consolidated subsidiary at the balance sheet date.

Note (2) Basis of Presentation and Summary of Significant Accounting Policies

Summary of Significant Accounting Policies

Impairment of Long-lived Assets

2. We note that you carry rental properties, homebuilding inventory, land and development costs at the lower of cost or fair value. Using the guidance in paragraph 24 of SFAS 67, please clarify and distinguish for us your impairment policy for:

- substantially completed real estate projects that are to be sold; and
- real estate held for development, including property to be developed in the future as well as property currently under development, and to real estate projects that are substantially completed and that are to be held and used.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please file your response on EDGAR.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Jorge L. Bonilla at (202) 551-3414 or me at (202) 551-3413 if you have any questions,
.

Sincerely,

Cicely LaMothe
Branch Chief